SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED May 27, 2002

COMMISSION FILE NUMBER: 01-16778

STOCKSCAPE.COM TECHNOLOGIES INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	X

If "Yes" is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - .

Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

STOCKSCAPE.COM TECHNOLOGIES INC.

Three months ended March 31, 2002

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Balance Sheets

(Unaudited)
March 31, 2002 and December 31, 2001
	2002	2001
Assets
Current assets:
Cash and cash equivalents	$1,141,838	$2,731,403
Marketable securities	282,143	283,389
Accounts receivable	6,572	16,535
Prepaid expenses and other current assets		285
	1,430,553	3,031,612
Long-term investments	3,370,885	1,826,877
	$4,801,438	$4,858,489

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$149,197	$85,138

Shareholders' equity:
Share capital	12,016,932	12,016,932
Deficit	(7,364,691)	(7,243,581)
	4,652,241	4,773,351
	$4,801,438	$4,858,489

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board

s/ Andrew F.B. Milligan Director                                         s/A. Murray Sinclair Director

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Statements of Operations and Deficit

(Unaudited)

Three months ended March 31, 2002 and 2001
	2002	2001
Interest Income	$12,317	$37,872

Operating Expenses:
Accounting and legal	37,399	38,133
Capital tax	47,957
Foreign exchange (gain)	(292)	(1,958)
Investor and shareholder relations		12,595
Listing and transfer fees	4,608	3,510
Management and administration fees	50,114	30,000
Office and miscellaneous	22,336	17,603
Salaries, wages and benefits		4,189
Travel	3,942	22,592
Loss on disposal of resource property		20,984
Loss (gain) on sale of marketable securities	(20,843)	1,310
	145,221	148,958

Loss from continuing operations	(132,904)	(111,086)

Earnings (loss) from discontinued operations (note 5)	11,794	(556,009)
Net loss	(121,110)	(667,095)
Deficit, beginning of period	(7,243,581)	(4,254,912)
Deficit, end of period	(7,364,691)	(4,922,007)
Loss per share
From continuing operations	$(0.005)	$(0.004)
Net Loss	$(0.005)	$(0.025)
Weighted average number of shares	26,357,183	26,357,183
See accompanying notes to consolidated financial statements.

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Statements of Cash Flows

(Unaudited)
Three months ended March 31, 2002 and 2001

Cash provided by (used in):
Operations:	2002	2001
Loss from continuing operations	$(132,904)	$(111,086)
Items not involving cash:
Loss on disposal of resource property		20,984
Loss (gain) on sale of marketable securities	(20,843)	1,310
Changes in non-cash balances relating to operations:
Accounts receivable	9,963	(203,519)
Prepaid expenses and other current assets	285	(38,340)
Accounts payable and accrued liabilities	64,059	307,719
Unearned revenue		(13,411)

Net cash used for continuing operations	(79,440)	(36,343)
Earnings (loss) from discontinued operations	11,794	(506,504)

Net cash used for operations	(67,646)	(542,847)

Investments:
Purchase of capital assets		(9,288)
Purchase of short-term investments		(1,175,716)
Purchase of long-term investments	(1,635,762)
Resource reclamation costs		(146,911)
Proceeds from sale of resource property		125,928
Proceeds on sale of marketable securities	113,843	46,765

Net cash used for investing activities	(1,521,919)	(1,159,222)

Financing:
Issuance of common shares

Net cash provided by financing activities

Decrease in cash and cash equivalents	(1,589,565)	(1,702,069)

Cash and cash equivalents, beginning of period	2,731,403	2,814,934

Cash and cash equivalents, end of period	$1,141,838	$1,112,865

Supplementary information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-
See accompanying notes to consolidated financial statements.

STOCKSCAPE.COM TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

(Unaudited)

Three months ended March 31, 2002 and 2001

1. Basis of presentation:

The accompanying financial information does not include all disclosure required under generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These consolidated financial statements should be read in conjunction with the Company's fiscal 2001 annual financial statements and notes.

2. Significant accounting policies:

These interim financial statements follow the same accounting policies and methods of their applications as the annual financial statements of the Company. These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (see Note 1) and include the accounts of the Company and all entities which are controlled by the Company.

On January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' new recommendations on stock-based compensation and other stock-based payments. Under these recommendations, which is effective for stock-based compensation issued on or after January 1, 2002, and is not required to be applied retroactively, the Company is not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity investments. The Company has granted no such awards and consequently the adoption of the new standard had no impact on the figures presented.

The Company accounts for employee stock options using the intrinsic value method. As the exercise price for all stock options granted is equal to the market value of the stock on the grant date, no compensation expense is required to be recognized under the intrinsic value method. Consideration paid by employees on exercise of the stock options is recorded as share capital.

3. Comparative figures:

Certain of the figures presented for comparative purposes have been reclassified to conform to the financial statement presentation adopted for the current year.

STOCKSCAPE.COM TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

(Unaudited)

Three months ended March 31, 2002 and 2001

4. Segmented information:

The Company's present and anticipated future business activities include venture investments. Previously the Company operated in a single industry segment of providing investment information through the internet. At March 31, 2002 all of the Company's material assets were held in Canada.

5. Discontinued operations:

The Company adopted a plan during 2001 to discontinue the operation of its internet and information business. Accordingly, the results of operations have been disclosed separately from those of continuing operations for the periods presented.

	2002	2001
Revenue	$11,794	$990,141
Direct cost of revenue		692,990
Gross margin	11,794	297,151
Operating expenses		853,160
Earnings (loss) from discontinued operations	$11,794	$(556,009)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOCKSCAPE.COM TECHNOLOGIES INC. (the Registrant)
Date:	May 28, 2002	By:	s/ Andrew F.B. Milligan
Signature Andrew F.B. Milligan President & CEO
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.